UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

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Green Brick Partners, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
392709101
(CUSIP number)
James R. Brickman
2805 Dallas Parkway, Suite 400
Plano, Texas 75093
(469) 573-6755
(Name, address and telephone number of person authorized to receive notices and communications)
N/A
(Date of event which requires filing of this statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392709101

1.	NAMES OF REPORTING PERSONS James R. Brickman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,032,706 (1)
	8.	SHARED VOTING POWER: 140,968
	9.	SOLE DISPOSITIVE POWER: 2,032,706 (1)
	10.	SHARED DISPOSITIVE POWER: 140,968
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,173,674 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (1)(2)
14.	TYPE OF REPORTING PERSON* IN

(1)	Includes options to purchase an aggregate of 400,000 shares of common stock of Green Brick Partners, Inc. (the "Issuer") that have vested or will vest within 60 days.
(2)	Based on 50,719,884 shares of common stock of the Issuer outstanding as of August 1, 2018, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 6, 2018.

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by James R. Brickman on November 6, 2014. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 1.	Security and Issuer.
Item 1 of the Schedule 13D is hereby amended and restated as follows:
The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share ("Common Stock"), of Green Brick Partners, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2805 Dallas Parkway, Suite 400, Plano, Texas 75093.

ITEM 2.	Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated as follows:
(a) The Reporting Person is James R. Brickman.
(b) The business address of the Reporting Person is:
2805 Dallas Parkway
Suite 400
Plano, Texas 75093
(c) The present occupation of the Reporting Person is as Chief Executive Officer and a Director of the Issuer. The address of the Issuer is included in Item 1 of this Schedule 13D and is incorporated herein by reference.
(d) The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Citizenship of the Reporting Person is the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration.
Item 3 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Since the previous Schedule 13D filing, the Roger E. Brickman GST Marital Trust (the "Marital Trust") has purchased 7,500 shares of Common Stock for an aggregate purchase price of $52,674.75.  Mr. Brickman may be deemed to indirectly beneficially own shares of Common Stock directly held by the Marital Trust by virtue of his position as a co-trustee of the Marital Trust.

Since the previous Schedule 13D filing, the Brickman Living Trust (the "Living Trust") has purchased 40,000 shares of Common Stock for an aggregate purchase price of $348,983.50.  Mr. Brickman may be deemed to indirectly beneficially own shares of Common Stock directly held by the Living Trust by virtue of his position as the trustee and a potential beneficiary of the Living Trust.

Mr. Brickman disclaims beneficial ownership of the shares of Common Stock directly held by the Marital Trust and the Living Trust, and this Schedule 13D shall not be deemed an admission that Mr. Brickman is the beneficial owner of such securities for purposes of Section 13(d) or for any other purposes.

ITEM 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) and (b) Items 7 through 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference. Such information is based on 50,719,884 shares of Common Stock outstanding as of August 1, 2018, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 6, 2018.  Of the shares of Common Stock reported as beneficially owned, 40,000 shares of Common Stock are held by the Marital Trust and 100,968 shares of Common Stock are held by the Living Trust.
The options to purchase an aggregate of 400,000 shares of Common Stock held by Mr. Brickman (the "Options") that have vested or will vest within 60 days were previously disclosed in Item 4 of this Schedule 13D.  Such Options have an exercise price of $7.4861 per share and expire on October 27, 2024.
Mr. Brickman is no longer a co-trustee of the L. Loraine Brickman Revocable Trust (the "Revocable Trust") and therefore no longer may be deemed to beneficially own shares of Common Stock held directly by the Revocable Trust.

(c)	There have been no other transactions in the class of securities reported on that were effected within the past 60 days.

(d)	Not applicable.

(e)
As a result of an increased number of shares of Common Stock outstanding, Mr. Brickman ceased to be the beneficial owner of more than five percent of the Issuer's outstanding Common Stock on July 1, 2015.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 5, 2018

/s/ James R. Brickman
James R. Brickman